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05035884

S
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED PROCESSING FEB 2 4 2005 WASH. D.C. 213 SECTION

SEC FILE NUMBER
~~8-031175~~

8-45393

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/04___ AND ENDING ___12/31/04___
   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SENTINEL FINANCIAL SERVICES COMPANY

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

NATIONAL LIFE DRIVE
                          (No. and Street)

MONTPELIER	VT	05604
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOHN M. GRAB   (802)229-3097
                                            (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP
              (Name — if individual, state last, first, middle name)

NATIONAL LIFE BUILDING, 4TH FLOOR ONE NATIONAL LIFE DRIVE	MONTPELIER	VT	05604
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 1 2005

THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information
contained in this form are not required to respond unless the form displays
a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____JOHN M. GRAB_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_____SENTINEL FINANCIAL SERVICES COMPANY_____, as of

_____DECEMBER 31_____, ~~19~~ 2004 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

_____

_____

_____
Signature

SR. VICE PRESIDENT & CFO
_____
Title

_____
Notary Public

2. 10 .07

This report** contains (check all applicable boxes):

☒ (a) Facing page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Sentinel Financial Services Company
(A Vermont General Partnership)
Index
December 31, 2004 and 2003



PricewaterhouseCoopers LLP
125 High Street
Boston MA 02110
Telephone (617) 530 5000
Facsimile (617) 530 5001

Report of Independent Auditors

To the Partners of
Sentinel Financial Services Company

In our opinion, the accompanying statements of financial condition and the related statements of operations, of changes in partners' capital, and of cash flows that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 present fairly, in all material respects, the financial position of Sentinel Financial Services Company (the Company) at December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I (Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission at December 31, 2004) is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 15, 2005

Sentinel Financial Services Company
(A Vermont General Partnership)
Statements of Financial Condition
December 31, 2004 and 2003

	2004	2003
Assets		
Cash and cash equivalents	$ 3,407,524	$ 2,583,060
Distribution fees receivable	1,355,125	1,162,012
Commissions receivable	131,317	125,648
Other receivables	114,963	16,268
Deferred commissions, net	8,558,803	9,148,494
Furniture and equipment, net	13,566	26,389
Prepaid expenses and other assets	34,390	26,783
Total assets	$ 13,615,688	$ 13,088,654
Liabilities		
Service fees payable	$ 891,667	$ 655,130
Accounts payable and accrued expenses	1,209,026	1,303,903
Total liabilities	2,100,693	1,959,033
Partners' capital	11,514,995	11,129,621
Total liabilities and partners' capital	$ 13,615,688	$ 13,088,654

The accompanying notes are an integral part of these financial statements.

Sentinel Financial Services Company
(A Vermont General Partnership)
Statements of Operations
Years Ended December 31, 2004 and 2003

	2004	2003
Revenue		
Commissions	$ 8,182,265	$ 7,694,476
Distribution fee income	15,049,529	11,503,016
Marketing service fees	-	758,692
Investment income	15,477	8,433
Total revenue	23,247,271	19,964,617
Operating expenses		
Commissions	6,319,819	6,030,449
Salaries	1,315,270	1,247,523
Incentive plan	3,463,182	3,641,640
Service fees	7,360,416	5,346,246
Amortization expense	4,984,295	4,578,640
Other	5,118,915	3,367,407
Total operating expenses	28,561,897	24,211,905
Partners' net loss	$ (5,314,626)	$ (4,247,288)

The accompanying notes are an integral part of these financial statements.

Sentinel Financial Services Company
(A Vermont General Partnership)
Statements of Changes in Partners' Capital
Years Ended December 31, 2004 and 2003

	National Life	Penn Mutual	Sentinel Management Company	Total
Balance, January 1, 2003	$ 9,524,146	$ 59,994	$ 92,769	$ 9,676,909
Partners' net loss	(4,032,821)	(171,994)	(42,473)	(4,247,288)
Partners' contributions	5,408,956	234,044	57,000	5,700,000
Balance, December 31, 2003	10,900,281	122,044	107,296	11,129,621
Partners' net loss	(5,058,444)	(203,036)	(53,146)	(5,314,626)
Partners' contributions	5,425,518	217,482	57,000	5,700,000
Balance, December 31, 2004	$ 11,267,355	$ 136,490	$ 111,150	$ 11,514,995

The accompanying notes are an integral part of these financial statements.

Sentinel Financial Services Company
(A Vermont General Partnership)
Statements of Cash Flows
Years Ended December 31, 2004 and 2003

	2004	2003
Cash flows from operating activities		
Net loss	$ (5,314,626)	$ (4,247,288)
Adjustments to reconcile net loss to net cash used in operating activities		
Depreciation	17,613	22,594
Deferral of commissions	(4,394,604)	(5,111,871)
Amortization of deferred commissions	4,984,295	4,578,640
Changes in assets and liabilities		
Distribution fees receivable	(193,113)	(336,990)
Commissions receivable	(5,669)	(111,648)
Other receivables	(98,695)	104,574
Prepaid expenses and other assets	(7,607)	5,739
Service fees payable	236,537	230,630
Accounts payable and accrued expenses	(94,877)	(257,364)
Net cash used in operating activities	(4,870,746)	(5,122,984)
Cash flows from investing activities		
Purchase of furniture and equipment	(4,790)	(2,888)
Cash flows from financing activities		
Contributions from partners	5,700,000	5,700,000
Net increase in cash and cash equivalents	824,464	574,128
Cash and cash equivalents		
Beginning of year	2,583,060	2,008,932
End of year	$ 3,407,524	$ 2,583,060

The accompanying notes are an integral part of these financial statements.

5

1. **Organization and Operations**

   Sentinel Financial Services Company (the Company or the Partnership), a Vermont General Partnership, was formed on December 11, 1992 and commenced operations on March 1, 1993. The Company is a broker-dealer, owned by Penn Mutual Life Insurance Company (Penn Mutual) and Sentinel Management Company, NL Capital Management, Inc. (NLCAP), and Sigma American Corporation (SIGMA), affiliates of National Life Insurance Company (National Life). The Company earns fees from the distribution of shares of the Sentinel Group Funds, Inc. and Sentinel Pennsylvania Tax-Free Trust (the Funds), which are registered investment companies. The Company distributes such shares through affiliated and non-affiliated broker-dealers and registered representatives who are also insurance agents of National Life and Penn Mutual. Commissions are earned on distribution of shares of the Funds. Previously, the Company also earned fees for marketing services related to the Sentinel Advantage Variable Insurance Contract distributed by Equity Services, Inc., a registered broker-dealer, which is a wholly-owned subsidiary of NLCAP. The Sentinel Advantage Variable Insurance Contract is sponsored by National Life. The Company ceased offering this product through the wholesaler network on December 31, 2003.

   Under the partnership agreement dated March 1, 1993 and amended effective March 27, 1995, each partner's share of profit or loss is based on a formula which gives effect to the changes in certain blocks of managed net assets contributed to the Partnership. The factors used in determining each respective partner's profit or loss percentage depend primarily upon the origin of the net assets under management of the Partnership.

   The Company is required to make quarterly distributions of its net operating cash flow as defined in the Agreement within 90 days after the end of each calendar quarter. Although the agreement provides that the distribution may be an amount equal to the estimated total amount of taxes on income of the partner having the highest total rate of taxation, cash distributions are generally made to each partner in the same proportion as profit and losses of the Company are allocated to the partners.

   In the event of liquidation, but after satisfaction of all partnership obligations, the Company will distribute the net proceeds from any sales of assets in the same ratio of profits and losses allocated to the partners for the six full months preceding the completion of sale.

2. **Significant Accounting Policies**

   Basis of Presentation
   The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents
Cash and cash equivalents are comprised of funds on deposit and investments in the Sentinel U.S. Treasury Money Market Fund.

Deferred Commissions
Deferred commissions are commissions paid by the Company to broker-dealers on certain sales of mutual fund shares. These commissions are recorded as deferred costs which are recovered by ongoing monthly distribution fees received from the Funds or through charges upon redemption of the shares by the shareholders. Deferred costs on outstanding shares are being amortized on a straight-line basis, generally over a one- to seven-year period. Amortization expense for the years ended December 31, 2004 and 2003 was $4,984,295 and $4,578,640, respectively.

Furniture and Equipment
Depreciation is provided on the straight-line method based upon estimated useful lives of the assets ranging principally from five to seven years.

Revenue and Expense Recognition
Customers' security transactions and the related commission income and expenses are recorded on a settlement date basis.

Marketing Service Fees
Previously, the Company earned fees for marketing services related to Sentinel Advantage Variable Insurance Contract. The Company recognized these fees as revenue when earned. This marketing agreement ceased as of December 31, 2003 as the Company discontinued offering this product through its wholesaler network.

Distribution Fee Income
Under the terms of an agreement with the Funds, the Company is reimbursed monthly for certain distribution expenses, dealer service fees and recovery of commissions paid and deferred by the Company under distribution plans pursuant to Rule 12b-1 of the Investment Company Act of 1940.

Income Taxes
In accordance with current tax regulations no taxes are levied at the partnership level.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. **Net Capital and Reserve Information**

    The Company, as a registered broker-dealer, is subject to the provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, as amended, which requires minimum net capital of the greater of $25,000 or 6 2/3% of "aggregate indebtedness," subject to a maximum allowable ratio of "aggregate indebtedness" to "net capital" (as the terms are defined) of 15.0 to 1.0.

Aggregate indebtedness, net capital, and the ratio of aggregate indebtedness to net capital at December 31, 2004 are as follows:

Aggregate indebtedness	$	2,100,693
Net capital	$	2,110,925
Ratio of aggregate indebtedness to net capital		1.00

The Company's business is limited to only redeemable securities of registered investment companies and variable annuities. Accordingly, the reserve provisions of Rule 15c3-3 of the Act do not apply under the exemption allowed by paragraph (k)(1) of such rule.

4. Furniture and Equipment

Furniture and equipment owned by the Company at December 31, 2004 and 2003 comprise:

	2004	2003
Furniture and equipment	$ 397,194	$ 392,404
Accumulated depreciation	(383,628)	(366,015)
Net furniture and equipment	$ 13,566	$ 26,389

Depreciation expense for the years ended December 31, 2004 and 2003 was $17,613 and $22,594, respectively.

5. Related Party Transactions

Pursuant to its agreement to serve as the principal underwriter for the Funds, the Company receives a sales charge on the sales of the Funds' Class A-shares. During 2004 and 2003 the Company received $6,861,603 and $6,560,619, respectively, on the sale of these shares. Commissions paid on A-shares totaled $6,319,819 and $6,030,449 in 2004 and 2003, respectively. Commissions receivable at December 31, 2004 and 2003 of $131,317 and $125,648, respectively, are due from an affiliated Company, Sentinel Administrative Services Company, who acts as transfer agent of the Funds. Commissions paid and deferred on class A, B, C, and D shares totaled $4,394,604 and $5,111,871 in 2004 and 2003, respectively. These commissions were paid to Equity Services, Inc. (an affiliate of National Life), Horner Townsend & Kent, Inc. and Janney Montgomery Scott, Inc. (affiliates of Penn Mutual), and outside broker-dealers in the form of dealer reallowances. During 2004 and 2003, the Company received $1,069,161 and $985,241, respectively, from contingent deferred sales charges assessed upon redemption from the Funds B, C and D shares.

Under the terms of an agreement dated June 20, 1997, the Company received fees from Equity Services, Inc. as compensation for its marketing services rendered in connection with the sale of National Life's Sentinel Advantage Variable Insurance contracts. This marketing agreement ceased as of December 31, 2003. Equity Services, Inc. was the principal underwriter for these contracts. During 2003, the Company received $758,692 in marketing service fees under this agreement, which National Life paid on behalf of Equity Services, Inc.

Under the terms of its distribution plans with the Funds, the Company received a combined $15,049,529 and $11,503,016 in 2004 and 2003, respectively, from the Funds for providing distribution and other services. Of these amounts, $7,360,416 and $5,346,246 in 2004 and 2003, respectively, were paid to Equity Services, Inc., 1717 Capital Management Company, Horner Townsend & Kent, Inc., Janney Montgomery Scott, Inc. and outside broker-dealers for services rendered in the form of service fees. Amounts due to the Company from the Funds for 12b-1 fees at December 31, 2004 and 2003 are $1,355,125 and $1,162,012, respectively. Service fees payable by the Company at December 31, 2004 and 2003 are $891,667 and $655,130, respectively.

The Company's cash equivalents balance includes $3,055,630 and $2,449,083 at December 31, 2004 and 2003, respectively, as an investment in the Sentinel U.S. Treasury Money Market Fund.

National Life provides the Company with administrative services. The charges for these services are determined by National Life's cost allocation system. Charges for these costs allocated to the Company for the years ended December 31, 2004 and 2003 were $35,500 and $27,398, respectively. Accounts payable and accrued expenses include $220,081 and $149,508 due to National Life at December 31, 2004 and 2003, respectively, for such allocated costs as well as reimbursement due for direct charges paid by National Life on behalf of the Company. The Company is reimbursed by an affiliated company, American Guaranty & Trust (AG&T), for a portion of wholesaler and sales desk incentive compensation paid by SFSC on sales of AG&T products. Such reimbursements were $80,407 and $36,735 for the years ended December 31, 2004 and 2003, respectively, and are included in other expenses. Other receivables include $37,978 and $6,820 at December 31, 2004 and 2003, respectively, related to these reimbursements.

The Company also shares employees and facilities with affiliated companies. The Company is billed for administrative and computer support charges by Sentinel Management Company and occupancy and compliance charges by Equity Services, Inc. Such charges were $315,398 and $279,166 for the years ended December 31, 2004 and 2003, respectively. Accounts payable and accrued expenses include $24,681 and $23,264 at December 31, 2004 and 2003, respectively, related to these costs.

6.   **Regulatory Charges and Related Matters**

On October 5, 2004, the National Association of Securities Dealers, Inc. (NASD) accepted a Letter of Acceptance, Waiver and Consent ("AWC") submitted by the Company under which the Company agreed to make payments to certain mutual funds for failing to prevent certain frequent trading activity in the Sentinel Funds for the period from October 1, 2000 to October 31, 2003. The Company reimbursed the funds affected for a total of $659,675. In addition, the Company paid a fine to the NASD in the amount of $700,000 for allowing such activity as well as for an inadequate email retention policy.

7.   **Contingencies**

In the ordinary course of business, the nature of the Company's business subjects it to claims, lawsuits, regulatory examinations and other proceedings. The results of these matters cannot be predicted with certainty. There can be no assurance that these matters will not have a material adverse effect on the Company's results of operations in any future period and a material judgment could have a material adverse impact on the Company's financial condition and results of operations. However, it is the opinion of management, after consultation with legal counsel that, based on information currently available, the ultimate outcome of these matters will not have a material adverse impact on the business, financial condition or operating results of the Company.

Sentinel Financial Services Company
(a Vermont General Partnership)
Schedule I – Supplementary Information
Computation of Net Capital under Rule 15c3-1 of the
Securities and Exchange Commission
December 31, 2004

Net capital		
Total partners' capital	$	11,514,995
Deduct		
Other receivables		716,433
Furniture and equipment, net of accumulated depreciation		13,565
Prepaid expenses and other assets		8,593,193
		9,323,191
Net capital before haircuts on securities positions and other deductions		2,191,804
Haircut on cash equivalents		61,113
Other deductions		19,766
Net capital	$	2,110,925
Aggregate indebtedness		
Service fees payable	$	891,667
Accounts payable and accrued expenses		1,209,026
Total aggregate indebtedness	$	2,100,693
Computation of basic net capital requirement		
Minimum net capital requirement (greater of $25,000 or 6 2/3% of aggregate indebtedness of $2,100,693)	$	140,046
Excess net capital	$	1,970,879
Excess net capital at 1,000%	$	1,900,856
Ratio of aggregate indebtedness to net capital		1.00

There are no material differences between the amounts presented above and the amounts reported on the Company's unaudited Focus Report as of December 31, 2004, which are presented on a parent company only basis.

Sentinel Financial Services Company

Report of Independent Accountants
on Internal Control Required
By SEC Rule 17a-5 - Broker/Dealer
December 31, 2004



PricewaterhouseCoopers LLP
125 High Street
Boston MA 02110
Telephone (617) 530 5000
Facsimile (617) 530 5001

**Report of Independent Auditors on Internal Control Required
By SEC Rule 17a-5 – Broker/Dealer**

To the Partners of
Sentinel Financial Services Company:

In planning and performing our audit of the financial statements and supplemental schedule of
Sentinel Financial Services Company (the "Company") for the year ended December 31, 2004,
we considered its internal control, including control activities for safeguarding securities, in order
to determine our auditing procedures for the purpose of expressing our opinion on the financial
statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"),
we have made a study of the practices and procedures followed by the Company, including tests
of compliance with such practices and procedures, that we considered relevant to the objectives
stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-
    3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company conducts business in accordance with the exemptive provisions of
paragraph (k)(1) under Rule 15c3-3, we did not review the practices and procedures followed by
the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the
    recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of
    Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin
    securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control
and the practices and procedures referred to in the preceding paragraph. In fulfilling this
responsibility, estimates and judgments by management are required to assess the expected
benefits and related costs of control and of the practices and procedures referred to in the
preceding paragraph, and to assess whether those practices and procedures can be expected to



achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of the Partners, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 15, 2005

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